Exhibit 99.1

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC. TO HOLD

ANNUAL GENERAL MEETING ON NOVEMBER 21, 2025

BEIJING, Oct. 17, 2025 /PRNewswire/ — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU and SEHK: 9901), a provider of private educational services in China, today announced that it will hold an annual general meeting (the “AGM”) of shareholders (the “Notice of AGM”) at No. 6 Hai Dian Zhong Street Haidian District, Beijing, People’s Republic of China on November 21, 2025 at 5:00 p.m., local time. Holders of record of common shares of the Company at the close of business on the October 16, 2025 (Hong Kong time) are entitled to notice of, to attend and vote at, the AGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) as of the close of business on October 16, 2025, New York time who wish to exercise their voting rights for the underlying common shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The board of directors of New Oriental recommends that shareholders and holders of ADSs vote in favor of the resolution set out in the Notice of AGM. The Notice of AGM and form of proxy for the AGM are available on the Company’s website at http://investor.neworiental.org.

You may obtain an electronic copy of the Company’s annual report, free of charge, from the Company’s website at http://investor.neworiental.org, the U.S. Securities and Exchange Commission’s website at www.sec.gov or from The Stock Exchange of Hong Kong Limited’s website at www.hkexnews.hk.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, and overseas study consulting services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Contacts

For investor and media inquiries, please contact:

Ms. Sisi Zhao

New Oriental Education & Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Ms. Rita Fong

FTI Consulting

Tel: +852 3768 4548

Email: rita.fong@fticonsulting.com